PRUDENTIAL PREMIER® RETIREMENT VARIABLE ANNUITY

PRUDENTIAL PREMIER® INVESTMENT VARIABLE ANNUITY

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

Supplement dated January 25, 2018
to Prospectuses dated May 1, 2017

This Supplement should be read in conjunction with the current Prospectus for your Annuity and should be retained for future reference. This Supplement is intended to update certain information in the Prospectus for the variable annuity you own and is not intended to be a prospectus or offer for any other variable annuity that you do not own. Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Prospectuses and Statements of Additional Information. Please check your Annuity Prospectus to determine which of the following changes affect the Annuity that you own. If you would like another copy of the current Annuity Prospectus, please call us at 1-888-PRU-2888.

AST BlackRock Multi-Asset Income Portfolio

Effective as of the close of business on February 23, 2018 (the “Closure Date”), the AST BlackRock Multi-Asset Income Portfolio (the “Portfolio”) of Advanced Series Trust will be closed for new Purchase Payment allocations by all investors. As of the Closure Date, no additional Purchase Payments into the Portfolio will be accepted from new or existing contract Owners, including those contract Owners who have Account Value invested in the Portfolio as of the Closure Date. Dollar Cost Averaging and/or Auto-Rebalancing programs, if elected by a contract Owner prior to the Closure Date, will not be affected by the Closure unless a contract Owner withdraws or otherwise transfers his entire Account Value from the Portfolio.

The Board of Trustees of Advanced Series Trust recently approved the liquidation of the Portfolio to be effective on or about April 30, 2018. The liquidation is subject to the approval of a Plan of Substitution by shareholders of the Portfolio. On or prior to the liquidation date, a contract Owner may transfer Account Value allocated to the Portfolio to another investment option permitted under a contract, without such transfer counting towards the number of permitted transfers per year. Under the Plan of Substitution, any Account Value not transferred to another investment option as of the liquidation date will be automatically transferred to the AST Government Money Market Portfolio on the liquidation date. Any Account Value transferred from the Portfolio as a result of the Plan of Substitution, including applicable transfers into or out of the AST Government Money Market Portfolio, will not be counted as one of the free transfers allowed to contract Owners, provided that the transfer occurs prior to, or within 90 days following, the liquidation date.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

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